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June 23, 2005	File No: 53582.20

VIA EDGAR

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Columbia Equity Trust, Inc. (the “Company”) Registration Statement on Form S-11, Registration No. 333-122644

Dear Ms. Garnett:

We are writing to you as a follow-up to our telephone conversation this morning in which you suggested that we might respond to Comments 3, 4, 5, 6 and 12 of the Staff’s comment letter dated June 22, 2005 with respect to the above-captioned Registration Statement. These comments all relate to the integration of the issuance of units of limited partnership interest (“Units”) in Columbia Equity, LP (the “Partnership”) issuable in connection with the formation transactions described in the Registration Statement (the “Formation Transactions”), with the Company’s underwritten public offering (the “IPO”).

The first part of this letter addresses the Company’s analysis of the “five factor test” and addresses Comment 12 of the Staff’s comment letter which related to the roll-up rules under subpart 900 of Regulation S-K. The second part of this letter provides supplemental responses to comments 3, 4, 5 and 6 of the Staff’s comment letter.

As a preliminary matter, the Company respectfully submits that the traditional concerns under the integration doctrine in the context of a private and public offering, i.e., that the filing of the Registration Statement for the public offering constitutes a general solicitation that would undermine the availability of a Section 4(2) exemption for the private offering, simply does not exist in the context of the Formation Transactions and the IPO.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

The Company respectfully submits that under the “five factor test” articulated by the SEC in Release No. 33-4552 (November 6, 1962), the IPO should not be integrated with the issuance of Units in connection with the Formation Transactions.

An analysis of each of the five factors is set below:

     1. Whether the sales are part of a single plan of financing. Professors Loss and Seligman have noted that a plan of financing tends to refer to factors such as the method of offering the security, the timing of plans for raising capital and whether the offerings are financially interdependent. Loss and Seligman, Securities Regulation, at 1235 (3d ed. revised 1999). The application of the factors mentioned by Professors Loss and Seligman underscores the very different nature of the transactions. The IPO will be conducted in a conventional manner through the distribution of prospectuses and selling efforts of the underwriters in the sale of common stock of the Company to public investors. By contrast, the Formation Transactions were the result of direct private negotiations between the Company’s executive officers and certain long term co-investors of the Company’s senior management team that own interests in the entities that own certain of the initial properties and the structuring of the Formation Transactions were completed substantially prior to the initial filing of the Registration Statement. The recipients of approximately 99.1% of the Units in the Formation Transactions are executive officers of the Company or members of their immediate family. The remaining five individual investors, all of whom are accredited investors, will collectively receive approximately 9,230 Units or approximately 0.9% of the Units issued in the Formation Transactions. All of the Unit recipients are accredited investors with substantial experience investing in commercial office properties in the greater Washington D.C. area, which will be the Company’s business. In addition, the IPO and the Formation Transactions are not financially interdependent. The agreements to issue the Units have been completed. The sale of shares of common stock in the IPO has not been completed and will occur at a date far removed from the dates of the agreements to issue the Units, some of which were initially executed in 2004. Finally, factors regarding the “timing of plans for raising capital” seem irrelevant. The Formation Transactions were not capital raising transactions.

     2. Whether the sales involve the issuance of the same class of securities. The issuances of common stock in the IPO and Units in the Formation Transactions involve different securities from different issuers. The securities being sold to the public in the IPO are common stock of the Company. The Units to be issued in the Formation Transactions are limited partnership interests in the Partnership. The rights of holders of Units are totally different than the rights of holders of common stock with respect to important matters such as voting. Although the partnership agreement of the Partnership allows Unit holders to cause the Units to

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

be redeemed beginning one year after the issuance of the Units, the Units should not be deemed to be of the same class of securities as common stock. The decision to issue common stock or cash upon redemption of the Units is solely in the discretion of the Company, as general partner of the Partnership, and the holders of Units have no control over whether they will receive cash or common stock upon redemption of the Units. The partnership agreement of the Partnership restricts the transfer of the Units without the consent of the general partner of the Partnership. There is no restriction on transferability of the common stock issued in the IPO. For some time, the Staff has taken the position that offerings of convertible securities not exercisable for at least one year are not deemed to be offerings of the underlying securities as well (See, e.g., The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section A.9 (July 1997)). Accordingly, the Units can be distinguished from the common stock issuable upon redemption. Also instructive is the established Staff position that, for purposes of determining holding periods under Rule 144 under the Securities Act of 1933, units of operating partnership interest, redeemable for shares in the REIT, are not deemed to be the same security as such shares, and therefore the holding period of the unit is not able to be “tacked” to the holding period of the associated share. As a result of the foregoing, the Units should not be deemed to be part of the same class of securities as the common stock being offered in the IPO.

     3. Whether the sales have been made at or about the same time. Negotiations with the recipients of Units commenced many months before the filing of the Registration Statement and all of the initial Contribution Agreements were executed prior to the filing of the Registration Statement. Certain of these Contribution Agreements were dated as early as October 2004. The Registration Statement was initially filed on February 9, 2005 and the IPO will not be completed until late June 2005.

     4. Whether the same type of consideration is being received. The same type of consideration is clearly not being received. The consideration to be received by the Company in the Formation Transactions are equity interests in entities that own commercial real estate. The consideration to be received by the Company in the IPO is cash.

     5. Whether the sales are made for the same general purpose. The purpose of each of the two transactions is very different. It is important to note that the Formation Transactions are not capital raising events but rather are designed to consolidate the ownership of Carr Capital and its affiliates’ interests in certain of the initial properties as described in the Registration Statement. As described under “Use of Proceeds” in the Registration Statement, the IPO is designed to raise cash to finance the completion of the Company’s pending acquisitions, to repay debt and to fund the Company’s future working capital needs. For the foregoing reasons, the Company believes that the Unit transfers should not be integrated with the IPO.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

Reproduced below is comment 12 from the Staff’s June 22, 2005 comment letter and the Company’s response thereto.

12.	We note your response to prior comment 6. If you are required to integrate any of your formation transactions with the public offering, you will not be able to rely on the exception specified in Item 901(c)(2)(ii).

RESPONSE: As set forth above, the Company respectfully disagrees with the Staff’s position that the Formation Transactions are not valid private placements and should be integrated with the IPO. Accordingly, the Company does not concede that Item 901(c)(2)(ii) of Regulation S-K is not available to exclude the Formation Transactions from Subpart 900 of Regulation S-K (the “rollup rules”). However, the Company also believes that the exclusion provided by Item 901(c)(2)(viii) also excludes the Formation Transactions from the rollup rules.

Item 901(c)(2)(viii) provides that a “roll-up transaction” should not include “A transaction in which all investors are provided an option to receive or retain a security under substantially the same terms and conditions as the original issue”. Each of the participants in the Formation Transactions had the opportunity to retain their interests in the entities that own the initial properties and several investors in the initial properties in fact elected to retain their interests in these properties, as described in the Registration Statement.

In the early 1990s, both Congress and the SEC definitively addressed, through legislation and rulemaking, respectively, certain widely-perceived abuses in the combination of entities owning real estate and other types of assets, such as oil and gas interests. Many of these perceived abuses involved owners of interests in finite-life entities, such as limited partnerships, being deprived of a choice to vote against and refuse to participate in transactions intended to diversify assets and provide for ongoing reinvestment, as opposed to distribution, of cash flows and sales proceeds; in other words, the exchange of an interest in a finite-life entity for an interest in an ongoing business.

The legislative history surrounding the Rollup Reform Act of 1993 and the adopting releases surrounding the SEC’s rollup rules set forth in Subpart 900 of Regulation S-K and amendments thereto indicate that Congress and the SEC sought to regulate merger, reorganization and other forms of combination of ownership interests where the general partner or other promoter “controlled the vote” on whether or not the transaction occurred

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

and possessed the ability to force dissenting owners to participate in a transaction. See SEC Releases 33-6900 (49 SEC-DOCKET 125, effective June 17, 1991) and 33-6922 (1991 SEC LEXIS 2431). See also statements of Sens. Dodd, Riegle, D’Amato and Pryor on S.424 introducing the Limited Partnership Rollup Reform Act of 1993, 139 Cong. Rec. S1996-02, S2011-13 (1993) (statement of Sen. Dodd) and Rep. Markey on H.R.617 introducing the Limited Partnership Reform Act of 1993, 139 Cong. Rec. E157-02, E157-E158 (1993) (statement of Rep. Markey). In SEC Interpretive Release 33-6900, the SEC cited numerous examples of rollup abuses involving potential overreaching by general partners, wherein the general partners improve their relative positions at the expense of passive investors. These examples also highlight the lack of ability of passive investors to stop or refuse to participate in such transactions: the so-called “cram down” effect. Neither the legislative history of the statutory provisions nor the adopting releases of the rules indicate that the rollup provisions were intended to govern transactions where an individual has an opportunity to decide whether or not to sell his or her interest in a particular asset, regardless in what entity form that interest is held, and, accordingly, is permitted to retain his or her interest if he or she wishes.

The foregoing policy is clearly evidenced by the language of Section 6(b)(9) and 14(h)(4)(D) of the Securities Exchange Act of 1934. In Section 14(h)(4)(D), in defining a limited partnership rollup transaction, Congress required as one element that “any of such investors are not provided an option to receive or retain a security under substantially the same terms and conditions as the original issue...” Moreover, in Section 6(b)(9), in setting forth requirements for exchange rules governing rollup transactions, Congress mandated that any transaction be conducted in accordance with procedures designed to protect the rights of limited partners, including the right of dissenting limited partners to retain a security under substantially the same terms and conditions as the original issue.

Likewise, in Item 901(c)(2)(viii) of Regulation S-K, in the SEC’s definition of a rollup transaction, the SEC excludes from the definition “[a] transaction in which all investors are provided an opportunity to receive or retain a security under substantially the same terms and conditions as the original issue.

Therefore, both the statutory provisions and the regulatory definition of a rollup transaction carve out the situation where a holder of an interest in a finite life entity has a real choice to either sell or convert his or her interest into an interest in an infinite life entity or to retain the interest in a finite life entity.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

In the Company’s Formation Transactions, no contribution of interests in any property is being executed by means of a transaction wherein either a general partner decision or the vote by a majority of interest-holders has obligated an interest holder to participate. Each contribution agreement was executed after a face-to-face negotiation, in each case occurring prior to the filing of the registration statement, with the interest holder being under no compulsion to sell or transfer his or her existing interest, and in each case the interest holder could have retained his or her interest in the underlying property-holding entity. In fact, the Registration Statement clearly reflects that the majority of the Company’s properties will be only partially-owned after consummation of the Formation Transactions and that, in fact, owners of interests in the majority of the property owning entities elected to retain their existing interest.

Moreover, while there are a relatively large number of contribution agreements filed as exhibits to the Registration Statement, only eight individuals are involved in the Formation Transactions. Three of these individuals are affiliates of the Company and had bargaining power in effecting agreements to contribute their interests and are not the type of person that the rollup rules or statutory provisions are designed to protect. The other five individuals will be receiving less than 1% of the Units being offered, worth roughly $150,000, would clearly have been permitted to retain their interests in the property owning entities, and would not have benefited from the disclosure that the rollup rules mandate, in that the cost of providing such disclosure would have exceeded by a substantial amount the value of their interests in the underlying property-owning entities.

For all of the reasons cited above, the Company respectfully submits that, in addition to being excluded by reason of Item 901(c)(2)(ii) of Regulation S-K, the Formation Transactions are also excluded from the definition of a rollup transaction by reason of Item 901(c)(2)(viii) of Regulation S-K, and are not the types of transactions that Congress or the SEC intended to regulate when they adopted their respective statutes and regulations in the early and mid-1990s. Furthermore, the Company respectfully submits that to provide the Subpart 900 disclosure in the prospectus in this offering would not benefit any interested party and would be confusing and misleading to investors in the IPO.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

Reproduced below are comments 3, 4, 5 and 6 from the Staff’s June 22, 2005 comment letter and the Company’s responses thereto.

Contribution Agreements

3.	We note the statement in your response to comment 1 that the amendments to your contribution agreements and membership interest sale agreements to extend the closing date do not affect the underlying investment decision of the contributors who elected to receive operating partnership units. We are unable to agree with your analysis. Specifically, we take the view that the closing date is a material term to the contribution agreements. Therefore, it does not appear that the material terms of the contribution agreement were fixed prior to filing the registration statement because you amended the agreements subsequent to filing the registration statement. Please provide further analysis regarding integration of these private placements with your IPO. Otherwise, it appears that the private placements must be integrated with the public offering, and you should address your contingent liability associated with offers and sales under the amended agreements.

RESPONSE: As a preliminary matter, the Company would like to reiterate the information set forth in its response to prior comment 1. The Company respectfully disagrees with the Staff’s statement that the material terms of the contribution agreement were not fixed prior to the filing of the Registration Statement. All material terms were in fact fixed and evidenced by a binding contribution agreement and none of the conditions to closing were within the control of the recipient of the units. Due to delays in the offering process, the time period fixed for closing simply ran out. The unit recipients agreed to extend the closing date to June 30, 2005, which was the approximate anticipated closing date for the IPO. Closing of the IPO is not within the control of the Unit recipients. An extension of the closing date to accommodate a delayed IPO schedule is not a material change in the underlying decision to take units. The Company continues to believe that these amendments do not affect its ability to rely on Rule 152.

4.	We have considered your analysis regarding amendments to the contribution agreements that gave the contributors the right to elect either OP units or REIT common stock as consideration. We are unable to agree with your analysis that these amendments do not change the contributor’s underlying investment decision. Consequently, it appears that Rule 152 is not available for these transactions and the shares of REIT common stock to be issued under the amended agreements should be integrated with the public offering.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

Please provide an alternative integration analysis. Otherwise, it appears that the private placements must be integrated with the public offering, and you should address your contingent liability associated with offers and sales under the amended agreements.

RESPONSE: The Company continues to believe that there is an inconsistency in the analysis that an amendment that gives certain affiliates of the Company the right to elect to take Units or common stock somehow changes the investor’s underlying investment decision in light of the Staff’s longstanding position (and comments with respect to these contribution agreements) that Units and common stock are the same security for integration purposes. If they are not the same security, then there is no integration (see discussion of five factor analysis herein). If they are the same security, then there has been no change in the underlying investment decision and thus there is no basis for integration.

5.	We note that you do not expect to issue any shares of common stock or operating partnership units under the agreements evidenced by Exhibits 10.68 and 10.69. Even if you do not complete sales of these securities, you commenced an offering of the securities when you executed the contribution agreements and the amendments to those agreements. As we have noted, it appears that Rule 152 is not available for these offerings because the amendments represent a new investment decision. Please provide an alternative integration analysis. Otherwise, it appears that the private placements must be integrated with the public offering, and you should address your contingent liability associated with offers and sales under the amended agreements.

RESPONSE: As noted in response to comment 4 above, the Company does not believe that integration results from an amendment that permitted affiliates to elect to receive common stock or Units, regardless of whether the Units and common stock are viewed as the same security (and thus there is no new investment decision) or are viewed as different securities (which under the five factor analysis, results in no integration). In further response to the Staff’s comment, the Company respectfully submits that under the Macy’s position and otherwise, due to the contributing parties under these agreements being affiliates of the Company, this type of modification to the contribution agreement should not result in integration.

6.	We are unable to agree with your conclusion that Macy’s position is available to avoid integration of shares offered and sold to Oliver T. Carr, Jr. Because Mr. Carr is not currently an executive officer of the company, he does not fall within the interpretive position. Please provide further analysis regarding integration of these private placements with the IPO.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

RESPONSE: The Company was under the impression that the Macy’s position is not limited to executive officers of the Company and in fact has been applied to affiliates. Upon completion of the offering, Mr. Carr will own approximately 11.5% of the Company’s fully diluted equity interests. In addition to being the father of the Company’s chairman and CEO, the former chairman and CEO of a large publicly owned REIT focused on ownership of Washington, D.C. area commercial office properties, Mr. Carr is an existing investor in ___ of the initial properties. He is a highly sophisticated investor who is affiliated with the issuer and does not need the protection afforded by the disclosure requirements of the federal securities laws.

Notwithstanding all of the foregoing, the Company notes to the Staff that the Company added risk factor disclosure with respect to the rescission risk in Amendment No. 3 on page 33 of Amendment No. 3.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,

/s/ David C. Wright

David C. Wright

DCW:cs

cc:	Mr. Jeffrey Shady
Ms. Rachel Zablow
Mr. Steven Jacobs
Mr. Oliver T. Carr, III
John A. Good, Esq.